ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 24, 2005

05010793

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 August 2005 (ASX Announcement & Media Release – Lake Long Update)

dlw 8/30

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 August 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE
LAKE LONG UPDATE

Lake Long Project, Lafourche Parish, South Louisiana
Successful completions on 2 wells

Production is set to increase at Lake Long where successful completions have been performed on behind pipe zones in the SL #28 and SL #2ST wells.

The SL #2ST well has been perforated in the in the 9500 Lower C Sand between 9,496 and 9,502 feet. Following perforation, this zone tested at an estimated rate of 500 barrels of oil per day. The well has been choked back to a 5/64 inch choke on a flowing tubing pressure of 1590 psi and will be produced at approximately 200 barrels of oil per day. An upgrade of oil tankage has commenced at Lake Long to increase handling capacity following these test results. Whilst present in nearby wells, the Lower C Sand has not produced at this location and is at virgin pressure. FAR has a 12.625% working interest in the #2ST well which was drilled in 2003.



A completion has also been made on behind pipe sands in the SL #28 well in which FAR has a smaller working interest of 1.375%. The interval between 6,967 to 6,977 feet has been perforated and tested dry gas and minor water at the rate of 800 mcf per day on a 6/64 inch choke at 2350 psi.

FAR has a 1.375% working interest in the proposed SL 328 #8 well, expected to be drilled within the Lake long Field in approximately 90 days.

The drill data from the successful SL328#1 well drilled in 2004 (FAR 4.09375%) has been integrated into a reprocessed 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. Due to the tight rig market the earliest a well is likely to be drilled to test these new prospects is late 2005.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, Kriti Exploration Inc of Houston.

Commenting on its US activities, executive Chairman Michael Evans said that

"this news follows yesterdays release on the contracting of a rig for the Eagle Project, and will further improve FAR's production profile. These initiatives correspond with a strong pricing regime for natural gas ($US9 per mcf) and oil (>US$60 per barrel)"

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
22 August 2005 (ASX Announcement & Media Release – Houston Initiative)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

22 August 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

HOUSTON INITIATIVE

FAR is pleased to announce that it has appointed a senior consultant to represent the Company and has established an office in Houston, Texas.

Senior Consultant

FAR has retained the services of Dr. Igor Effimoff as a senior consultant to assist in its Gulf Coast and international activities.

Dr. Effimoff has an outstanding geoscientific resume and has studied virtually all of the major basins in the world. He has over 30 years of senior executive level upstream experience internationally and domestically, both onshore and offshore embracing exploration and production, as well as business development, experience in North America onshore, Gulf of Mexico, Caspian region, FSU, Middle East, North Africa, West Africa, Malaysia, South America and Australia.

Dr. Effimoff began his career with Shell Oil as a geologist and has enjoyed senior executive roles with Ashland Exploration Inc., Zilkha Energy Company, Kriti Exploration, Inc., Larmag Energy N.V., Pennzoil Caspian Corporation and Teton Petroleum Company. He has a Doctorate in Geology from the University of Cincinnati and completed the Harvard Advanced Management Program. He is multi- lingual (French, Russian, Polish, Farsi and English).

Dr. Effimoff is well known in the Houston oil community and is the author of numerous technical and business articles. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America.

Houston Office Details

2000 Bering Drive
Suite 200
Houston, Texas 77057
Tel: 713- 952-5475
Fax: 713-952-5474

Commenting on its Houston Initiative, executive Chairman Michael Evans said that

"We are pleased to have procured the services of someone of the calibre of Dr Effimoff and to have established a presence in Houston, arguably the centre of the oil universe. This initiative reflects FAR's maturing status and will be invaluable in our pursuit of new opportunities both in the gulf coast region and internationally."